UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Sphere 3D Corp.
(Name of Issuer)

Common shares, no par value
(Title of Class of Securities)

84841L100
(CUSIP Number)

Katharine Ryan-Weiss MF Ventures, LLC 201 Spear Street, 14th Floor San Francisco, CA 94105 415-356-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to: Amanda Galton, Esq. Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, CA 94105 415-773-5700 March 16, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8481L100	Page 1 of 7

1	NAMES OF REPORTING PERSONS

MF Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,294,569

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,294,569

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,294,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L100	Page 2 of 7

1	NAMES OF REPORTING PERSONS

Victor B. MacFarlane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,294,569

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,294,569

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,294,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L100	Page 3 of 7

1	NAMES OF REPORTING PERSONS

Thaderine D. MacFarlane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,294,569

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,294,569

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,294,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L100	Page 4 of 7

Explanatory Note

This Amendment No. 8 ("Amendment No. 8") amends and supplements the statement on Schedule 13D initially filed with the SEC on February 1, 2017, as amended by:

●	Amendment No. 1 filed on March 7, 2017,
●	Amendment No. 2 filed on March 21, 2017,
●	Amendment No. 3 filed on March 31, 2017,
●	Amendment No. 4 filed on May 19, 2017,
●	Amendment No. 5 filed on July 7, 2017,
●	Amendment No. 6 filed on July 11, 2017, and
●	Amendment No. 7 filed on August 18, 2017 ("Amendment No. 7," and the initial filing and the first seven amendments, collectively, are the "Statement").

    Amendment No. 8 is filed by the Reporting Persons with respect to the common shares, no par value (the "Common Shares"), of Sphere 3D Corp., an Ontario corporation (the "Issuer").  Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

    Amendment No. 8 amends and supplements Item 3 of the Statement by adding the following:

"The disclosure under the heading "March 2018 Warrant Exchange" under Item 4 of this Amendment No. 8. is incorporated herein by reference."

Item 4.	Purpose of Transaction.

Amendment No. 8 amends and supplements Item 4 of the Statement by adding the following after "August 2017 Securities Purchase Agreement" in Amendment No. 7:

"March 2018 Warrant Exchange

On March 16, 2018, MF Ventures and the Issuer entered into an Exchange Agreement (the "Warrant Exchange Agreement") pursuant to which MF Ventures acquired 299,999 Common Shares from the Issuer in exchange for the surrender and cancellation of the March 2017 Warrant (the "Warrant Exchange").  Immediately after the Warrant Exchange, the March 2017 Warrant became null and void. The Warrant Exchange was a privately negotiated transaction that was intended to qualify under Section 4(a)(2) and Rule 144(d)(3)(ii) of the Securities Act of 1933, as amended.

The foregoing description of the Warrant Exchange Agreement is qualified in its entirety by reference to the complete form of this agreement that is filed as Exhibit 20 hereto and is incorporated by reference into Item 4 of Amendment 8."

Item 5.	Interest in Securities of the Issuer.

Amendment No. 8 amends and restates Item 5 of the Statement in its entirety as follows:

"(a) and (b)

CUSIP No. 8481L100	Page 5 of 7

Per the Form 10-K filed with the SEC on March 21, 2018, the Issuer has 9,051,408 Common Shares issued and outstanding as of March 16, 2018 (the "Outstanding Shares").

As of March 30, 2018, each Reporting Person may be deemed to beneficially own 2,294,569 Common Shares in the aggregate, which consists of: (i) 1,994,569 Common Shares issued to MF Ventures and (ii) 300,000 Common Shares issuable to MF Ventures under the August 2017 Warrants.

Further, as of  March 30, 2018, each Reporting Person may be deemed to beneficially own 24.5% of the class of Common Shares, assuming 9,351,408 Common Shares outstanding, which consists of (i) the Outstanding Shares, and (ii) the August 2017 Warrants.

No Reporting Person has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Common Shares.  Each Reporting Person has the shared power to vote or to direct the vote or shared power to dispose or direct the disposition of the Common Shares.
Other than for purposes of Rule 13d-3, the foregoing statements will not be deemed to constitute an admission by each Reporting Person that the Reporting Person is the beneficial owner of any Common Shares disclosed under this Statement, and such beneficial ownership is expressly disclaimed."
(c)

The disclosure under the heading "August 2017 Securities Purchase Agreement" of Item 4 of Amendment No. 7 is incorporated herein by reference.
(d)

None.
(e)

Not Applicable."

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Amendment No. 8 amends and supplements Item 6 of the Statement by adding the following:

"The disclosure under the heading "March 2018 Warrant Exchange" of Item 4 of Amendment No. 8 is incorporated by reference into Item 6 of the Statement.  Exhibit 20 to Amendment No. 8 is incorporated by reference into Item 6 of the Statement."

CUSIP No. 8481L100	Page 6 of 7

Item 7.	Material to be Filed as Exhibits.
Amendment No. 8 amends and supplements Item 7 of the Statement by adding the following:
"Exhibit Number	Description

19	Joint Filing Agreement to Amendment No. 8.
20	Form of Exchange Agreement dated March 16, 2018 (incorporated herein by reference to Exhibit 99.1 to the Issuer's Form 8-K filed on March 19, 2018).

CUSIP No. 8481L100	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2018

MF Ventures, LLC

By:	/s/ Victor B. MacFarlane
Name: Victor B. MacFarlane
Title: Manager

Victor B. MacFarlane

/s/ Victor B. MacFarlane

Thaderine D. MacFarlane

/s/ Thaderine D. MacFarlane